BIOADAPTIVES, INC.

2620 Regatta Drive, Suite 102

Las Vegas, Nevada 89128

November 15, 2022

VIA EDGAR

Ada D. Sarmento

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bioadaptives, Inc. Post Qualification Amendment No 1 to Offering Statement on Form 1A Commission File No. 024-11819

Dear Ms Sarmento:

On behalf of BioAdaptives, Inc, I respectfully request that the qualification date of this Amendment to the Offering Statement be accelerated and that the Amendment to the Offering Statement be declared qualified November 17, 2022, at 12:00 p.m. EST, or as soon thereafter as is reasonably practicable.

In making this request, the Company represents upon qualification by the Securities and Exchange Commission (the “Commission”), and acknowledges the following:

-	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

-

the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

-	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Edward E. Jacobs, Jr.

Edward E. Jacobs, Jr., MD
Chief Executive Officer
Bioadaptives, Inc.